Orbis
Grupa Hotelowa

Warsaw, 2009-05-14

SUPPL

SEC
Mail Processing
Section

MAY 22 2009

Washington, DC
122

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

09046502

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed stand-alone and the condensed consolidated interim financial statements no 1/2009 for the 1st quarter of 2009.

Best regards

Marcin Szewczykowski
Member of the Management Board

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

82-5025

Orbis Capital Group

Quarterly Financial Report QSr 1/2009

Containing:

- selected financial figures
- the condensed consolidated interim financial statements of the Orbis Group as at March 31, 2009 and for 3 months ended March 31, 2009
- the condensed stand-alone interim financial statements of Orbis S.A. as at March 31, 2009 and for 3 months ended March 31, 2009

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2009	3 months ended on March 31, 2008	3 months ended on March 31, 2009	3 months ended on March 31, 2008
CONSOLIDATED INCOME STATEMENT				
Net sales of services	201 873	227 251	43 891	63 881
Operating loss	(20 066)	(7 266)	(4 363)	(2 043)
Net loss for the period	(23 365)	(9 724)	(5 080)	(2 733)
Net loss attributable to equity holders of the parent	(23 028)	(9 445)	(5 007)	(2 655)
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	36 416	(6 682)	7 918	(1 878)
Net cash flow from investing activities	(50 116)	(66 959)	(10 896)	(18 822)
Net cash flow from financing activities	(3 133)	15 137	(681)	4 255
Net cash flow, total	(16 833)	(58 504)	(3 660)	(16 446)
LOSS PER COMMON SHARE (IN PLN)				
Loss per share attributable to the equity holders of the Company for the period	(0,50)	(0,20)	(0,11)	(0,06)

	in PLN '000		in EUR '000	
	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2009	balance as at December 31, 2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 237 547	2 252 073	475 942	539 755
Current assets	212 129	238 724	45 121	57 215
Total equity	1 784 169	1 806 758	379 505	433 026
Shareholders' equity attributable to equity holders of the parent	1 783 064	1 805 317	379 270	432 681
Non-current liabilities	371 714	374 436	79 066	89 741
Current liabilities	299 750	314 843	63 759	75 458

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	3 months ended on March 31, 2009	3 months ended on March 31, 2008	3 months ended on March 31, 2009	3 months ended on March 31, 2008
PROFIT AND LOSS ACCOUNT				
Net sales of services	118 003	132 221	25 656	37 168
Operating loss	(20 629)	(4 268)	(4 485)	(1 200)
Net loss for the period	(21 252)	(6 304)	(4 621)	(1 772)
CASH FLOW STATEMENT				
Net cash flow from operating activity	27 505	(3 827)	5 980	(1 076)
Net cash used in investing activities	(34 350)	(53 012)	(7 468)	(14 902)
Net cash used in financing activities	(7 118)	27 971	(1 548)	7 863
Net cash flow, total	(13 963)	(28 868)	(3 036)	(8 115)
LOSS PER ORDINARY SHARE (IN PLN)				
Loss per share for the period	(0,46)	(0,14)	(0,10)	(0,04)

	in PLN' 000		in EUR' 000	
	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2009	balance as at December 31, 2008
BALANCE SHEET				
Non-current assets	2 214 267	2 230 137	470 990	534 497
Current assets	152 115	183 079	32 356	43 879
Shareholders' equity	1 686 861	1 708 113	358 807	409 384
Non-current liabilities	362 526	367 374	77 112	88 049
Current liabilities	316 995	337 729	67 427	80 944

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at March 31, 2009 and for 3 months ended on March 31, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at March 31, 2009, December 31, 2008 and March 31, 2008

Assets	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2008
Non-current assets	**2 237 547**	**2 252 073**	**2 118 075**
Property, plant and equipment	2 070 268	2 087 148	1 955 755
Intangible assets, of which:	111 336	111 276	110 360
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 867	8 971	8 222
Available-for-sale financial assets	1 935	1 935	547
Other financial assets	1 991	2 315	2 746
Investment property	38 479	38 731	39 484
Other long-term investments	552	552	552
Deferred income tax assets	4 119	1 145	409
Current assets	**212 129**	**238 724**	**225 042**
Inventories	9 750	7 161	8 786
Trade receivables	64 062	67 357	73 694
Income tax receivables	7 287	7 745	744
Other short-term receivables	82 125	90 723	93 970
Cash and cash equivalents	48 905	65 738	47 848
Non-current assets held for sale	**5 957**	**5 240**	**11 635**
Total assets	**2 455 633**	**2 496 037**	**2 354 752**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at March 31, 2009, December 31, 2008 and March 31, 2008

Equity and Liabilities	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2008
Total equity	**1 784 169**	**1 806 758**	**1 788 523**
Capital and reserves attributable to equity holders of the Company	**1 783 064**	**1 805 317**	**1 786 978**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 131 303	1 154 331	1 136 798
Foreign currency translation reserve	674	(101)	(907)
Minority holdings	**1 105**	**1 441**	**1 545**
Non-current liabilities	**371 714**	**374 436**	**319 861**
Borrowings	283 600	283 567	218 878
Deferred income tax liability	50 640	52 556	60 103
Other non current liabilities	1 409	2 147	5 008
Provision for pension and similar benefits	36 045	36 146	35 851
Provisions for liabilities	20	20	21
Current liabilities	**299 750**	**314 843**	**246 368**
Borrowings	156 640	150 156	77 846
Trade payables	41 363	81 915	53 415
Current income tax liabilities	506	26	406
Other current liabilities	89 931	70 514	105 442
Provision for pension and similar benefits	6 962	7 038	6 685
Provisions for liabilities	4 348	5 194	2 574
Total equity and liabilities	**2 455 633**	**2 496 037**	**2 354 752**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
Net sales of services	201 873	227 251
Net sales of products, merchandise and raw materials	986	977
Cost of services, products, merchandise and raw materials sold	(176 446)	(185 949)
Gross profit on sales	**26 413**	**42 279**
Other operating income	4 304	3 303
Distribution & marketing expenses	(11 494)	(11 871)
Overheads & administrative expenses	(35 160)	(38 089)
Other operating expenses	(4 129)	(2 888)
Operating loss	**(20 066)**	**(7 266)**
Financial expenses	(5 457)	(4 673)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(104)	155
Loss before tax	**(25 627)**	**(11 784)**
Income tax expense	2 262	2 060
Net loss for the period	**(23 365)**	**(9 724)**
Ascribed to:		
Shareholders of the controlling company	(23 028)	(9 445)
Minority shareholders	(337)	(279)
	(23 365)	**(9 724)**

Total loss for the period relates to continued operations.

Loss per common share (in PLN)

Loss per share attributable to the equity holders of the Company for the period	(0,50)	(0,20)

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
Net loss for the period	**(23 365)**	**(9 724)**
Gains/losses on exchange differences on translation	775	(59)
Other embraced income and expensive	1	0
Other comprehensive income/ loss before tax	**776**	**(59)**
Income tax expense from other comprehensive income	0	0
Other comprehensive income/loss after tax	**776**	**(59)**
Total comprehensive income/ loss for the period	**(22 589)**	**(9 783)**
Ascribed to:		
Shareholders of the controlling company	(22 253)	(9 504)
Minority shareholders	(336)	(279)
	(22 589)	**(9 783)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Gains/losses on exchange differences on translation	Minority interests	Total
Twelve months ended on December 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	26 519	0	(407)	**26 112**
- other embraced income and expensive	0	0	0	747	24	**771**
Total comprehensive income/loss	**0**	**0**	**26 519**	**747**	**(383)**	**26 883**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
of which: three months ended on March 31, 2008						
Balance as at March 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	(9 445)	0	(279)	**(9 724)**
- other embraced income and expensive	0	0	0	(59)	0	**(59)**
Total comprehensive income/loss	**0**	**0**	**(9 445)**	**(59)**	**(279)**	**(9 783)**
- dividends	0	0	0	0	0	**0**
Balance as at March 31, 2008	**517 754**	**133 333**	**1 136 798**	**(907)**	**1 545**	**1 788 523**
Three months ended on March 31, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit (loss) for the period	0	0	(23 028)	0	(337)	**(23 365)**
- other embraced income and expensive	0	0	0	775	1	**776**
Total comprehensive income/loss	**0**	**0**	**(23 028)**	**775**	**(336)**	**(22 589)**
- dividends	0	0	0	0	0	**0**
Balance as at March 31, 2009	**517 754**	**133 333**	**1 131 303**	**674**	**1 105**	**1 784 169**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
OPERATING ACTIVITIES		
Loss before tax	**(25 627)**	**(11 784)**
Adjustments:	**63 461**	**16 744**
Share in net profit /loss of companies consolidated using the equity method of accounting	104	(155)
Depreciation and amortization	45 197	42 400
(Gain) loss on foreign exchange differences	1 954	377
Interests	3 452	4 107
Profit/loss on investing activity	740	480
Change in receivables	12 326	(40 933)
Change in current liabilities, excluding borrowings	2 681	12 063
Change in provisions	(1 023)	(535)
Change in inventories	(2 589)	617
Other adjustments	619	(1 677)
Cash from operating activities	**37 834**	**4 960**
Income tax paid	(1 418)	(11 642)
Net cash flow from operating activities	**36 416**	**(6 682)**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	7 911	3 993
Interests received	1	10
Other investing income	0	7 000
Purchase of property, plant and equipment and intangible assets	(57 539)	(77 552)
Purchase of related entities	(410)	(410)
Other investing cash flow	(79)	0
Net cash flow from investing activities	**(50 116)**	**(66 959)**
FINANCING ACTIVITIES		
Proceeds from borrowings	18 656	35 152
Other financial income	0	40
Repayment of borrowings	(15 952)	(18 580)
Interest payment	(5 212)	(742)
Financial lease payments	(625)	(657)
Other financial cash flow	0	(76)
Net cash flow from financing activities	**(3 133)**	**15 137**
Change in cash and cash equivalents	**(16 833)**	**(58 504)**
Cash and cash equivalents at the beginning of period	**65 738**	**106 352**
Cash and cash equivalents at the end of period	**48 905**	**47 848**
of which those with restricted availability	0	0

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT MARCH 31, 2009 AND FOR 3 MONTHS ENDED MARCH 31, 2009

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs 3.1 thousand persons (average employment level in full-time jobs) and operates a network of 41 hotels (8 325 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns seven Etap-branded hotels and one Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network comprising: eight Ibis hotels, seven Etaps, two Novotels and one Mercure hotel. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon. In aggregate, the company's hotels offer 2 661 rooms in 9 towns in Poland and 159 rooms in the hotel in Vilnius. Furthermore, the company manages the Ibis Orbis Stare Miasto in Warsaw under a management contract. In May 2009 the next Ibis hotel was opened.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a major organizer of outgoing, incoming and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements have been prepared as at **March 31, 2009 and for 3 months ended March 31, 2009.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the annual consolidated financial statements for 2008. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. Traditionally, the first quarter of the year contributes the least share to the volume of the Orbis Group's revenues. Beside seasonality, this year's performance was additionally affected by the global economic crisis. The Group closed the period with a net loss of PLN 23 365 thousand. The EBITDA stood at PLN 25 131 thousand.
2. Recession affects the services sector first. The Orbis Hotel Group reported a 7.1% decline in the occupancy rate. The main reason behind the decrease in net sales and in the net result is a lower number of roomnights sold.
3. Despite worse market conditions, the Orbis Hotel Group proceeds with investments in new and modernized hotel properties. In the past period, modernization of the Mercure Grand in Warsaw came to an end and subsequent luxurious rooms were put at the guests' disposal. Soon after the end of the first quarter, works connected with the construction of and provision of equipment for the new Ibis hotel in Kielce were completed. Also, the construction of the Etap hotel in Toruń is at an advanced stage.

Jean-Philippe Savoye, President of Orbis S.A., comments:

In the first quarter of 2009 performance of the Orbis Group was markedly impacted by the economic crisis that has affected the entire hotel & tourist industry. Total revenues declined by slightly more than 10% as compared to the past year. This decline should be attributed predominantly to a lower occupancy rate in hotels and reduced number of tourist trips that are brought about by a declining number of foreign tourists, cost curbing in enterprises and pessimistic moods among individual consumers.

According to the latest forecast by the European Commission, recession is to stand at 1.4% in Poland and, which is of no lesser significance for our sector, at 4% in the European Union. In such a setting, substantial emphasis is placed on savings, commenced by the Company already in 2008. Remunerations and bonuses have been frozen, expenditure has been subjected to strict monitoring, outsourcing contracts have been renegotiated, a hospitality fund has been significantly reduced. These activities go in hand with "Fit for Future" – a long-term scheme of optimizing Orbis' structure.

The Hotel Group, which generates 73% of the Orbis Group revenues, reported 9% decrease in revenues as a result, first and foremost, of a drop in the occupancy rate by 7 percentage points. The Average Room Rate was maintained. It is worthwhile noting that throughout the year the Hotel Group expanded its hotel base by more than 600 rooms (5% of the total number) that will gradually report growing occupancy rates.

Orbis Transport's performance, with revenues comparable to past year's figure, was relatively the best in the Group. EUR-denominated contracts and cost reduction by concluding outsourcing agreements for coach transport services had a discernibly advantageous bearing on attained results.

Orbis Travel resigned from unprofitable activities, which is going to bring positive results in a long-term. In the first quarter of 2009 it led to a significant decrease in revenues, which was also affected by weak exchange rate of the zloty causing trips abroad unattractive. We assume that consumers are more likely to postpone decisions on trips to the summer rather than give them up, which is confirmed by surveys. The plan of deep restructuring of Orbis Travel is currently even more important: comparing to 1Q2008 the employment has been reduced by over 20%.

Despite the crisis, Orbis continues its development and has this year appropriated approx. PLN 100 million for modernization and expansion of the hotel network, including the opening of two economy hotels. The year 2009 will be more difficult than preceding ones and the Company will do its best to properly face upcoming challenges.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the Group

2.2.1 External factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections of economists, the growth in gross domestic product in the first quarter of 2009 will not exceed 0.5% - 0.9%, against 6.1% growth last year (*Rzeczpospolita* daily, article "*Sales will hit the GDP*" of April 28, 2009).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming traffic department and the Rent a Car segment. In the first quarter of 2009 we witnessed further weakening of the Polish zloty against foreign currencies. According to data of the National Bank of Poland, in the first quarter of 2009 the average EUR/PLN rate was PLN 4.4953 and was higher than the average EUR/PLN rate in the first quarter of 2008 by 25.7%. A weaker Polish zloty adversely impacts the level of sales in the foreign outgoing traffic segment handled by Orbis Travel, at the same time rendering Polish hotels more attractive for foreign tourists.

Tourist traffic – The Institute of Tourism published only estimate figures for the first quarter of 2009 relating to incoming and outgoing tourism. During three months of 2009, the volume of outgoing traffic totaled approx. 8.4 million trips made by Poles abroad (by approx. 20.0% less than during the first quarter of 2008). During the same time, Poland was visited by 11.8 million foreigners (by 10.0% less than in the corresponding period of 2008). The number of tourist arrivals during the same period is estimated at approx. 2.4 million (by some 19.0% less than during the first quarter of 2008).

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

The **Orbis Group** invested **PLN 41 695 thousand** in the first quarter of 2009.

Company name	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
Orbis Hotel Group*	27 632	38 862	-28,90%
PBP Orbis Sp. z o.o.	240	765	-68,63%
Orbis Transport Group	13 823	22 290	-37,99%
Orbis Group	**41 695**	**61 917**	**-32,66%**

* Data pertaining to the Orbis Hotel Group are presented along with prepayments for investments.

In the first quarter of 2009, the **Orbis Hotel Group** expended **PLN 27 632 thousand** (of which PLN 16 557 was spent by Orbis S.A.) on property, plant and equipment.

In the reporting period works related to construction of the Ibis hotel in Kielce continued. Presently, the establishment is being provided with furniture and necessary equipment. The hotel, offering 114 rooms, restaurant and a conference room, was opened in May 2009. Also works relating to construction of the Etap hotel in Toruń were underway; this hotel is planned to be opened in August 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Major modernizations of existing hotels

Major works that were carried out in hotels in the first quarter of 2009 included:

- In January 2009 last works related to comprehensive modernization of the **Grand hotel in Warsaw** and finishing of successive 141 rooms came to an end. Presently, guests have at their disposal a hotel that offers 299 living units, that have been given a new interior design, and fully equipped conference rooms. The hotel was modernized in line with the latest requirements of the Mercure brand.

- The third stage of modernization continues in the **Mercure Hevelius hotel in Gdańsk,** covering interior design and remodeling of public areas (mezzanine + ground floor). Works are scheduled to end in July 2009.

- In the first quarter of 2009, works in the **Skalny hotel in Karpacz** focused on modernization of the swimming pool and its back-up facilities. Recreation rooms were rendered operative in March this year.

Capital expenditure in the remaining hotels concerned modernizations of a smaller scale but it was indispensable for proper operation of hotels, guests' safety and comfort, as well as purchase of property, plant and equipment, including computer hardware and software. As regards IT, in January 2009 the project of systemic migration of Orbis hotels to the Accor network and system was launched. By the end of March 2009 related works were carried out in 5 hotels and subsequent six hotels are planned to be integrated with the Accor network by the end of the second quarter. Such migration allows, among others, for the hotels' integration with the automatic reservation system of the Accor network (TARS).

Capital expenditure in **PBP Orbis Sp. z o.o.** amounted to **PLN 240 thousand** in the first quarter of 2009 and was designated for purchase of computer hardware (stationary and portable computers, printers and servers).

In the first quarter of 2009, capital expenditure in the **Orbis Transport Group** amounted to **PLN 13 823 thousand,** of which PLN 12 950 thousand was earmarked for the purchase of vehicles for the needs of the long-term and short-term rental business of the parent company. The remaining amount was designated, among others, for the purchase of five coaches by PKS Gdańsk Sp. z o.o. for PLN 360 thousand and for repayment of installments of PLN 171 thousand by PKS Tarnobrzeg Sp. z o.o. for coaches purchased in 2007.

EMPLOYMENT

The average employment in the Orbis Group as at the end of March 2009 was **5 104** full-time jobs and was by 1.85% lower as compared to the same period in the past year. This result is attributable mainly to PBP Orbis Sp z o.o. that reported a 21.6% drop in employment, being an outcome of the Company restructuring process commenced in 2008 and improved employment effectiveness. Increase in employment in Hekon – Hotele Ekonomiczne S.A. is associated with the opening in 2008 of 5 hotels operated by the company.

Average employment in the Orbis Group (in full-time jobs)

Company name	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
Orbis Hotel Group	3 805	3 768	0,98%
PBP Orbis Sp. z o.o.	440	561	-21,57%
Orbis Transport Group	859	871	-1,38%
Orbis Group	**5 104**	**5 200**	**-1,85%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.3 Prospects for the forthcoming quarters

Economic situation in Poland. The Leading Economic Index (LEI), that predicts in advance future trends in the economy, grew by approx. 1 % point in April this year, translating into the third, very weak – yet positive - signal from the economy in the last four months. The most optimistic is information on an inflow of new orders in the production enterprises sector. Enterprises reported even a slight growth in orders for exports because depreciation of the Polish zloty over last months added to the competitiveness of the Polish exports offer (*Rzeczpospolita* daily *„Pluses of the Weak Zloty*" of April 29, 2009, BIEC *„You can Already See the Light in the Tunnel*" of April 28, 2009).
In view of a hardly predictable course that the Polish economy will take in the setting of the prevailing economic crisis, forecasts for Poland for 2009 and 2010 are highly divergent. On one day only, i.e. May 4, 2009, two extreme options for Poland were presented in the media: the European Commission forecasted recession and a decline in the GDP by 1.4% in 2009, and a growth in the GDP by 0.5% in 2010, and the Polish Minister of Finance in its position projected the GDP growth in 2009 (*Onet.pl business* of May 4, 2009). In accordance with certain indicators underlying works on draft budget for 2010, adopted by the Polish government, in 2010 inflation should stand at 1.5 – 1.9%, and the GDP should grow by 0.5 – 1.3% (*Metro* of May 6, 2009).

Tourist traffic. High rate of exchange against the Euro may lead to the majority of Poles spending their holidays in Poland. The weak zloty may also increase the number of foreign tourists coming to take a rest in this country. In 2008 the number of foreign tourists in Poland was by 13% lower than in 2007. As estimated by the Institute of Tourism, at least 10% increase in the number of reservations in Polish hotels made by foreign tourists may be expected in 2009. However, the number of tourists from Poland may grow slightly or even remain at a similar level as in 2008. Nevertheless, everything depends on developments on the foreign exchange market (*Gazeta Prawna* (Forsal.pl) of February 10, 2009).

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Group and associated companies as at March 31, 2009

Subsidiaries: name and address	% share in equity	% of votes at the GM	core business	Associated companies: name and address	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
ORBIS Transport Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport				

(all amounts are quoted in PLN thousand, unless otherwise stated)

Orbis Hotel Group is comprised of Orbis S.A. and following entities: Hekon-Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon. Orbis Transport Group, led by Orbis Transport sp. z o.o., includes Capital Parking Sp. z o.o., Inter Bus Sp. z o.o., PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o.

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments:

Information about changes in the Group's structure

No changes in the Group structure occurred in the first quarter of 2009.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result of the Group are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,01%	0,16%
PMKS Sp. z o.o.	70,82%	0,54%	0,13%
TOTAL		**0,55%**	**0,29%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	202 859	228 228	-11,12%
*% share in total revenues**	97,92%	98,57%	
Cost of products, merchandise and raw materials sold	(176 446)	(185 949)	-5,11%
Distribution & marketing expenses	(11 494)	(11 871)	-3,18%
Overheads & administrative expenses	(35 160)	(38 089)	-7,69%
of which:			
-depreciation & amortization	(45 197)	(42 400)	6,60%
- staff costs	(71 569)	(71 764)	-0,27%
- outsourced services	(55 086)	(61 770)	-10,82%
*% share in total costs***	95,88%	96,89%	
Other operating income	4 304	3 303	30,31%
Other operating expenses	(4 129)	(2 888)	42,97%
Operating profit/loss - EBIT	**(20 066)**	**(7 266)**	**-176,16%**
Finance expenses	(5 457)	(4 673)	16,78%
Share of net profits/losses of associates	(104)	155	-
Profit/loss before tax	**(25 627)**	**(11 784)**	**-117,47%**
Income tax	2 262	2 060	9,81%
Net profit/loss	**(23 365)**	**(9 724)**	**-140,28%**
EBIT margin (EBIT/Revenues)	-9,89%	-3,18%	-6,71pp
EBITDA	**25 131**	**35 134**	**-28,47%**
EBITDA margin (EBITDA/Revenues)	12,39%	15,39%	-3,00pp
Comprehensive income/ loss for the period	**(22 589)**	**(9 783)**	**-130,90%**

* *Total revenues is the sum of sales as well as other operating and finance income.*
** *Total costs is the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating expenses and finance expenses.*

In the first quarter of 2009, the Orbis Group generated **sales** at a lower level than in the corresponding period of 2008. Traditionally, in view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** which in the first quarter of 2009 attained sales at a lower level than in the comparable period of 2008. Such performance was a result of strong effects of the global economic crisis and its adverse impact on the hotel market in Poland.

In the first quarter of 2009, **PBP Orbis Sp. z o.o.** also reported lower sales than in the first quarter of 2008. This is the result of decline in the number of tourists caused by the strong influence of economic crisis in the world and the exchange rate of the Polish zloty against foreign currencies.

The **Orbis Transport Group** generated sales for the first quarter of 2009 at a level nearing that reported in the corresponding period of 2008. The Group reported a growth in sales in the long-term car rental segment which is predominantly a result of an increased total number of vehicles used in this line of business and a higher number of clients. A slight drop in sales occurred in the short-term car rental segment, the higher decrease in sales reported in the coach transport, which is mostly affected by the effects of the economic slowdown.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Cost of products, merchandise and raw materials sold of the Group decreased in the first quarter of 2009 compared to the same period of 2008, mainly due to a smaller scale of provided services. Furthermore, the economic crisis forced the Companies to manage their human resources more effectively and to look for savings in outsourcing contracts and by renegotiating contracts with sub-contractors.

Distribution & marketing expenses remained at a similar level in the first quarter of 2009 as compared to the corresponding period of 2008, which is an outcome of a growth in this item in Hekon – Hotele Ekonomiczne S.A. and declines in other companies of the Group. The opening of new hotels as well as difficult market conditions brought about intensification of promotional and marketing activities aimed at soliciting new clients and preventing declines in sales.

In the first quarter of 2009, **overheads & administrative expenses** went down quite markedly as compared to the corresponding period of 2008. This results from the sought savings, particularly in costs of outsourced services. The most substantial percentage drop in overheads & administrative expenses was reported by PBP Orbis Sp. z o.o. in connection with continued organizational and restructuring changes commenced last year.

Other operating income and **expenses** of the Group increased in the first quarter of 2009 as compared to the same period of 2008 but in terms of amounts, these two items exerted a negligible impact on the financial result.

As a result of the decline in sales, the Orbis Group closed the first quarter of 2009 with an operating loss (**EBIT**) of **PLN 20 066 thousand,** all while generating a positive **EBITDA** that amounted to **PLN 25 131 thousand.**

There was no **finance income,** whereas **finance expenses** of the Group, comprising mainly interest on borrowings, were reported to have grown in the first quarter of 2009 as compared to the corresponding period of 2008.

All the above described factors put together caused the Group to generate, in the first quarter of 2009, **a net loss** of **PLN 23 365 thousand.**

Results of the Orbis Group companies

Company name	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
	Orbis Hotel Group		
Net sales	147 862	162 508	-9,01%
EBIT	(15 705)	(1 283)	-1124,08%
EBITDA	20 522	33 084	-37,97%
Net profit/loss	(15 681)	(3 334)	-370,34%
	PBP Orbis Sp. z o.o.		
Net sales	18 298	29 610	-38,20%
EBIT	(6 168)	(5 250)	-17,49%
EBITDA	(5 480)	(4 541)	-20,68%
Net profit/loss	(5 558)	(5 285)	-5,17%
	Orbis Transport Group		
Net sales	39 808	39 970	-0,41%
EBIT	2 392	(116)	-
EBITDA	10 691	7 226	47,95%
Net profit/loss	(919)	(2 005)	54,16%

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Operating ratios of the Orbis Hotel Group in the first quarter of 2009*

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
Occupancy rate	38,60%	45,70%	-7,10pp
Average Room Rate (ARR) in PLN	229,3	227,5	0,79%
Revenue per Available Room (RevPAR) in PLN	88,6	104,0	-14,81%
Number of roomnights sold	387 532	434 610	-10,83%
Number of rooms	11 145	10 447	6,68%
% structure of roomnights sold			**change in % pts**
Poles	55%	53%	2,00pp
Foreigners	45%	47%	-2,00pp
Business clients	70%	73%	-3,00pp
Tourists	30%	27%	3,00pp

* The table presents results of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon.

In the first quarter of 2009, the Hotel Group noted a definite increase of the number of rooms as compared to the corresponding period of 2008, which was a result of four Etap hotels being rendered operational in 2008 and the full opening of the Mercure Grand hotel in Warsaw to guests at the beginning of 2009. However, the increased number of rooms was not reflected in operating ratios attained by the Hotel Group in the first quarter of 2009 because of the deepening financial crisis in Poland and in the world. The crisis brought about, among others, considerable deterioration of consumer moods, mirrored in low occupancy rate. The level of this ratio had a negative impact on the other ratios (number of roomnights sold and the revenue per available room (RevPAR). No substantial changes occurred in the structure of guests in the reporting periods.

4.3 Operating results of PBP Orbis Sp. z o.o.

	3 months ended March 31, 2009	3 months ended March 31, 2009	% change 2009 / 2008
Number of PBP Orbis clients	125 513	253 000	-50,39%
Number of participants in trips abroad purchased at or organized by PBP Orbis	6 372	5 597	13,85%
Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices)	6 368	8 393	-24,13%

PBP Orbis Sp. z o.o. reported worse operating results in the first quarter of 2009 as compared to the corresponding period of 2008. The number of PBP Orbis clients went down by 50%. This is a result of the global economic crisis that reduces consumption capacity of potential trip participants. Additionally, weak zloty and the fact that programs connected with Easter stays were organized already in March 2009, unlike in 2008 when similar programs were carried through in the month of April, exerted considerable impact on the Company's performance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.4 Operating results of the Orbis Transport Group

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009 / 2008
Number of passengers carried by Orbis Transport coaches	948 333	1 083 351	-12,46%
Mileage of Orbis Transport coaches	5 734 708	7 472 399	-23,25%
Number of cars rented by Hertz RaC	10 930	13 063	-16,33%
Number of cars leased by Hertz Lease (new agreements)	148	195	-24,10%

The Orbis Transport Group reported a decline in the operating results in the coach transport segment in the first quarter of 2009 as compared to the first quarter of 2008. The number of carried passengers and the mileage have been following a downwards trend since 2008 and is a consequence of several actions described in preceding reports and aimed at improving profitability in this segment. In the RaC business, the number of car/days sold was lower in the first quarter of 2009 as compared to the corresponding period of 2008. This segment was also affected by the economic crisis, in connection with a dramatic reduction of current expenditure by business operators. In the reporting period, the Hertz Lease department leased 47 fewer cars than in the corresponding period of 2008. Limits on investments and purchases introduced by numerous companies had an adverse bearing on the number of ordered cars. Nevertheless, in the first quarter of 2009, a growth was reported in revenues from long-term car rental because as at the end of the first quarter ytd the total number of agreements (new ones and agreements entered into in preceding periods) was higher than as at the end of the first quarter of 2008 ytd.

4.5 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on the value before consolidation adjustments in accordance with IAS 14.

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009 / 2008	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009 / 2008	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009 / 2008
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	144 869	159 147	-8,97%	2 115	2 645	-20,04%	146 984	161 792	-9,15%
Tourism	18 158	29 254	-37,93%	140	356	-60,67%	18 298	29 610	-38,20%
Transport	38 954	39 111	-0,40%	854	859	-0,58%	39 808	39 970	-0,41%
Segment - total	201 981	227 512	-11,22%	3 109	3 860	-19,46%	205 090	231 372	-11,36%
Unallocated activities	878	716	22,63%	(3 109)	(3 860)	19,46%	(2 231)	(3 144)	29,04%
Group - total	202 859	228 228	-11,12%	0	0	0,00%	202 859	228 228	-11,12%

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009 / 2008
	Segment result		
Hotels & Restaurants*	12 278	26 136	-53,02%
Tourism	(1 820)	396	-
Transport	4 486	3 153	42,28%
Segment - total	14 944	29 685	-49,66%
Unallocated activities	(38 309)	(39 409)	2,79%
Group - total	(23 365)	(9 724)	-140,28%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the sales revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution & marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Seasonality or cyclicality of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
II quarter 2007	212 535	28,2%	58 018	25,6%	44 243	25,7%	314 796	27,4%
III quarter 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter 2007	183 797	23,9%	40 434	16,8%	47 031	26,7%	271 262	22,9%
I quarter 2008	161 792	21,0%	29 610	12,5%	39 970	22,4%	231 372	19,5%
II quarter 2008	221 912	28,4%	65 324	26,7%	44 152	24,8%	331 388	27,6%
III quarter 2008	200 441	26,1%	117 391	46,4%	46 247	26,1%	364 079	30,4%
IV quarter 2008	185 542	24,1%	45 698	17,7%	40 418	23,7%	271 658	22,7%
I quarter 2009	146 984	19,5%	18 298	7,4%	39 808	23,3%	205 090	17,5%

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF FINANCIAL POSITION OF THE GROUP

	As at March 31, 2009	As at Dec. 31, 2008	% change in 3 months ended on March 31, 2009	As at March 31, 2008	% change in 12 months ended on March 31, 2009
Non-current assets	2 237 547	2 252 073	-0,65%	2 118 075	5,64%
% share in the balance sheet total	*91,12%*	*90,23%*		*89,95%*	
Current assets	212 129	238 724	-11,14%	225 042	-5,74%
% share in the balance sheet total	*8,64%*	*9,56%*		*9,56%*	
Non-current assets classified as held for sale	5 957	5 240	13,68%	11 635	-48,80%
% share in the balance sheet total	0,24%	0,21%		0,49%	
TOTAL ASSETS	**2 455 633**	**2 496 037**	**-1,62%**	**2 354 752**	**4,28%**
Equity attributable to the parent company	1 783 064	1 805 317	-1,23%	1 786 978	-0,22%
% share in the balance sheet total	*72,61%*	*72,33%*		*75,89%*	
Minority interest	1 105	1 441	-23,32%	1 545	-28,48%
% share in the balance sheet total	*0,04%*	*0,06%*		*0,07%*	
Non-current liabilities	371 714	374 436	-0,73%	319 861	16,21%
of which: borrowings	283 600	283 567	0,01%	218 878	29,57%
% share in the balance sheet total	*15,14%*	*15,00%*		*13,58%*	
Current liabilities	299 750	314 843	-4,79%	246 368	21,67%
of which: borrowings	156 640	150 156	4,32%	77 846	101,22%
% share in the balance sheet total	*12,21%*	*12,61%*		*10,46%*	
TOTAL EQUITY AND LIABILITIES	**2 455 633**	**2 496 037**	**-1,62%**	**2 354 752**	**4,28%**
Borrowings/total equity ratio attributable to the parent company	24,69%	24,02%	0,67pp	16,60%	8,09pp
Debt ratio (total liabilities/total assets ratio)	27,34%	27,61%	-0,27pp	24,05%	3,29pp

5.1 Non-current assets

Non-current assets are dominated by **Property, plant and equipment**, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. In the first three months of 2009, the value of this item declined slightly. As a result of a slow down in the Group's investment processes expenditure incurred on tangible assets were lower than depreciation accrued in this period. Moreover, in the first quarter of 2009, Orbis Transport Sp. z o.o. sold a substantial number of post-leasing cars. The growth in this item in the 12-month period is chiefly a result of expenditure incurred in the Orbis Hotel Group for opening of new Etap-brand hotels and the modernized Mercure Grand. Also, a decrease in the value of **Non-current assets held for sale** in the period of 12 months should be noted. This drop was brought about by the sale in the fourth quarter of 2008 of a real property that belonged to PBP Orbis Sp. z o.o.

5.2 Current assets

Noteworthy changes in **Other current receivables** in three months of 2009 include, as usual, growth in accrued expenses, resulting from the booking of fees and charges for 2009 to be settled over time, and a simultaneous drop in public law settlement brought about by the VAT tax refund received by the parent company Orbis S.A. The refund of the VAT tax contributed also to the decline in this item in the 12-month period. The second largest item is **Trade receivables**, with its level depending principally on turnover from hotel, transport and travel services. **Cash and cash**

(all amounts are quoted in PLN thousand, unless otherwise stated)

equivalents grew slightly in the period of 12 months, but a substantial decline was reported in this item in the 3-month period of 2009. This was chiefly a consequence of payment of liabilities towards business partners in all the Group's companies.

5.3 Non-current liabilities

No changes were reported in the **Borrowings** item in the first three months of 2009. Major transactions of the 12-months period concerned predominantly Orbis S.A. and related to successive tranches of the fixed-term investment loan of PLN 160 million taken by the Company. At the same time an amount of PLN 94 million of the long-term loan was reclassified to current liabilities. In the same period, successive installments of the investment loan, amounting to PLN 1.3 million, was repaid by Orbis Transport Sp. z o.o. The **Deferred income tax liability** declined gradually, first and foremost as a result of differences between the book value and tax value of property, plant and equipment. There were no substantial changes in the **Provision for pension and similar benefits** as compared to preceding periods.

5.4 Current liabilities

The current liabilities item is dominated by **Borrowings**. In the three months of 2009, the value of borrowings increased due, among others, the overdraft facility taken and repaid by PBP Orbis Sp. z o.o. (final increase in liabilities by PLN 2.9 million), and a growth in debt under the CHF-denominated loan by PLN 1.9 million in Orbis Transport Sp. z o.o., being the consequence of depreciation of the zloty. The decrease in this item during the 12-month period was brought about, beside the above-listed reasons, by reclassification of the long-term loan of PLN 94 million by Orbis S.A. coupled with a simultaneous repayment of a loan installment of PLN 39 million, and increased amount of the overdraft facility in Orbis Transport Sp. z o.o. The second largest item is **Other current liabilities** which went up in the period of first three months of 2009 as a result, traditionally, of an increase in accrued expenses and deferred income in Orbis S.A. and in the other companies. However, the decline in this item in the 12-months period was brought about by the booking of over two-fold lower amount of prepayments and advances for tourist trips in PBP Sp. z o.o., following from a drop in the number of persons who availed of the services provided by this travel agent in the first quarter of 2009. Another major item of current liabilities, **Trade payables,** went down in three months of 2009. Noteworthy is also the growth in **Provisions for liabilities** in the period of 12 months that resulted, among others, from the restructuring provision set up by PBP Orbis Sp. z o.o.

5.5 Borrowings

Creditor		amount of borrowing outstanding as at the balance sheet date, i.e. March 31, 2009		curernt borrowings	non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		382 964		100 614	188 189	94 161
Kredyt Bank S.A.	overdraft	3 344		3 344	0	0
Kredyt Bank SA	working capital loan (CHF)	13 108	4 217	13 108	0	0
Kredyt Bank SA	overdraft	33 031		33 031	0	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Kredyt Bank SA	investment loan	1 250		625	625	0
Société Générale S.A.	overdraft	5 293		5 293	0	0
TOTAL:		**440 240**	**4 217**	**156 640**	**189 439**	**94 161**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occurred	As at March 31, 2009 (change in 3 months of 2009)	As at Dec. 31, 2008 (change in 9 months of 2009)	% change in 3 months ended March 31, 2009	As at March 31, 2008 (change in 3 months of 2008)	% change in 12 months ended March 31, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*					
1. Deferred income tax liability	**50 640**	**52 556**	**-3,65%**	**60 103**	**-15,74%**
2. Deferred income tax assets	**4 119**	**1 145**	**259,74%**	**409**	**907,09%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**43 007**	**43 184**	**-0,41%**	**42 536**	**1,11%**
opening balance	43 184	42 536		43 017	
- created	0	5 257		0	
- used	(177)	(4 609)		(481)	
- released	0	0		0	
closing balance	43 007	43 184		42 536	
2. Provision for restructuring costs	**1 795**	**2 072**	**-13,37%**	**304**	**490,46%**
opening balance	2 072	304		306	
- created	0	2 072		0	
- used	(277)	(304)		(2)	
- released	0	0		0	
closing balance	1 795	2 072		304	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**
opening balance	3 985	3 985		3 985	
- created	0	0		0	
- used	0	0		0	
- reversed	0	0		0	
closing balance	3 985	3 985		3 985	
2. Impairment of property, plant and equipment	**418 650**	**418 963**	**-0,07%**	**429 393**	**-2,50%**
opening balance	418 963	429 393		430 236	
- created	0	8 170		0	
- transferred	0	0		0	
- used	(313)	(421)		(843)	
- reversed	0	(18 179)		0	
closing balance	418 650	418 963		429 393	

* The deferred income tax liability and assets:
- are presented according to their final balance in tax groups and in each company that does not belong to these groups as at March 31, 2008 and December 31, 2008,
- are presented according to their final balance in each company as at March 31, 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the first quarter of 2009, the following changes in contingent assets and liabilities were reported:
Contingent liabilities

Orbis S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under the loan granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Société Générale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	0	(-30 000)	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb. 15, 2009.
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	7 767	0	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022/WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	June 29, 2010	8 160	8 160	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity, securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	Nov. 30, 2009	12 000	12 000	Orbis SA committed to submit to the enforcement procedure up to PLN 12,000 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Dec. 30, 2009
			TOTAL:	112 927	70 160	

(all amounts are quoted in PLN thousand, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2009	Financial terms and other remarks
Guarantee in respect of bank borrowings of PLN 500 million	Bank Handlowy and Société Générale (Main Appointed Arrangers), BZ WBK Caylon (Arrangers)	ORBIS S.A.	7 years with 2 options to defer payment date by 1 year	382 964	1 859	The guarantee covers 120% of bank borrowings, i.e. up to PLN 600 million of the loan

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2009	Financial terms and other remarks
security for TUiR S.A. surety for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	0	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		TOTAL contingent liabilities:		**496 269**	**72 019**	
		Including sureties for loans or guarantees granted within the group:		490 891	72 019	

Contingent assets

PBP Orbis Sp. z o.o.

Title	Grantor	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2009	Financial terms and other remarks
Bank guarantee	Blue City Sp. z o.o.		March 31, 2010	15	5	
Insurance guarantee	Marschal of the Mazowieckie Voivodship		Dec. 31, 2009	8 160	0	
		TOTAL Contingent assets:		**8 175**	**5**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CASH FLOWS OF THE GROUP

	3 months ended on March 31, 2009	3 months ended on March 31, 2008	% change 2009/2008
Cash flows from operating activities	36 416	(6 682)	-
Cash flows from investing activities	(50 116)	(66 959)	25,15%
Cash flows from financing activities	(3 133)	15 137	-
Total net cash flows	**(16 833)**	**(58 504)**	71,23%
Cash and cash equivalents at the end of the period	48 905	47 848	2,21%

In the first quarter of the current quarter, the Orbis Group reported negative cash flows. The Group utilized proceeds from operating activities as well as own funds to finance its investing activities.

6.1 Operating activities

In the first quarter of 2009, the Orbis Group reported positive cash flows from operating activities. The most substantial positive adjustments were depreciation/amortization and change in the balance of receivables resulting from a VAT tax refund received by Orbis S.A. in the first quarter of 2009. These items had a fundamental impact on attainment of positive cash flows from operating activities although the loss before tax was in the first quarter of 2009 over twice higher than in the first quarter of 2008.

6.2 Investing activities

In the first quarter of 2009, the Orbis Group attained negative cash flows from investing activities. The value of cash flows investing activities is discernibly lower as compared to the corresponding period of 2008. Effects of the global economic crisis suffered in this period brought about changes in investment plans and a decline in expenditure for property, plant and equipment in the Orbis Group. The major source of proceeds from investing activities was the sale of cars by the companies forming the Orbis Transport Group. Furthermore, Orbis Transport Sp. z o.o. paid PLN 410 thousand as successive installments of its liabilities towards the State Treasury due for the purchase of PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.

6.3 Financing activities

In the first quarter of 2009 the Orbis Group generated negative cash flows from financing activities. The Group did not incur any new borrowings. Financing activities of this period were dominated by repayment of interest on debt resulting from received borrowings. Borrowings were taken and repaid by subsidiary companies of the Orbis Group: PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. The two companies repaid also borrowings taken.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. CONSOLIDATED STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at March 31, 2009	As at Dec. 31, 2008	% change in 3 months ended on March 31, 2009	As at March 31, 2008	% change in 12 months ended on March 31, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 131 303	1 154 331	-1,99%	1 136 798	-0,48%
Exchange differences on translating foreign operations	674	(101)	-	(907)	-
Equity attributable to equity holders of the parent company	**1 783 064**	**1 805 317**	**-1,23%**	**1 786 978**	**-0,22%**
Minority interests	1 105	1 441	-23,32%	1 545	-28,48%
Equity	**1 784 169**	**1 806 758**	**-1,25%**	**1 788 523**	**-0,24%**

The level of share capital remained unchanged as at the end of the first quarter of 2009.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the quarter under discussion, other reserves did not change.

The change in retained earnings in the first quarter of 2009 was brought about predominantly by the booking of net loss for the current financial period in the amount of **PLN 23 028 thousand**. The remaining part of the loss of **PLN 337 thousand** decreased minority interests. At the same time, in the first quarter of 2009 this capital went up by **PLN 1 thousand** as a result of final settlement of a contribution to shares in PBP Orbis Sp. z o.o. (see: point 3.2 of the report for the fourth quarter of 2008). The change in retained earnings in the 12-month period was brought about by the posting of net profit for nine months of 2008, net loss for three months of 2009 and payment of the dividend from profit for 2007.

Exchange differences on translating foreign operations consist of differences on consolidation of the company UAB Hekon.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring or one-off events took place in the 3-month periods ended March 31, 2009 and March 31, 2008.

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 3 months of 2009, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 452 thousand, including PLN 452 thousand under the management contract, while expenses totaled PLN 3 301 thousand, including PLN 3 301 thousand as license fee. During 3 months of 2008, revenues amounted to PLN 601 thousand, including PLN 577 thousand under the management contract, while expenses totaled PLN 3 631 thousand, including PLN 3 629 thousand as license fee. As at March 31, 2009, receivables from the above transactions amounted to PLN 552 thousand, while as at March 31, 2008 they were equal to PLN 881 thousand. Payables under the above-mentioned transactions totaled PLN 3 342 thousand as at March 31, 2009, while as at March 31, 2008, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 3 812 thousand.
- with Accor S.A., expenses related to the guarantee fee and the access to the informatics files amounted in 3 months of 2009 to PLN 137 thousand, while in 3 months of 2008 these expenses totaled PLN 142 thousand.
- with Devimco (company related to Accor S.A.), costs were reported in the amount of PLN 4 thousand, and incurred capital expenditure of PLN 1 824 thousand. In 3 months of 2008, costs totaled PLN 12 thousand and capital expenditure PLN 67 thousand. As at March 31, 2009 advances related to capital expenditure stood at PLN 3 266 thousand. Accordingly, as at March 31, 2008, advances for capital expenditure amounted to PLN 1 173 thousand.

In addition please be informed that in performance of agreements executed in 2006 by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. with Bank Handlowy w Warszawie S.A. in order to implement the "cash pooling" structure (which we disclosed in the current report no 29/2006), the structure was not in use in the first quarter of 2009.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

as at March 31, 2009	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Group	Total eliminations
Intra-Group transactions							
Receivables	46 284	146 171	0	190	16	351	193 012
Payables	146 431	3 966	0	52	1 346	41 217	193 012
Expenses	4 790	3 502	0	40	1 455	1 412	11 199
Revenues	6 089	3 924	0	192	140	854	11 199

11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred in the first quarter of 2009 as compared to the financial statements published as at December 31, 2008.

In order to ensure comparability in the statement of comprehensive income of the Orbis Group for the first quarter of 2008, presentation of costs of franchise was changed as compared to previously published financial statements by way of transferring the amount of PLN 870 thousand from the cost of products, merchandise and raw materials sold to distribution & marketing expenses in figures covering 3 moths of 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Reconciliation of the consolidated income statement for the first quarter of 2008 after adjustments is presented below.

3 months ended March 31, 2008	Figures presented in the report for the first quarter of 2008	Adjustments	Adjusted figures presented in the report for the first quarter of 2008
Cost of products, merchandise and raw materials sold	(186 819)	870	(185 949)
Distribution & marketing expenses	(11 001)	(870)	(11 871)
Operating profit	**(7 266)**	**0**	**(7 266)**

As a result of an adjustment of presentation of results generated on in-kind contributions and hyperinflationary revaluation of share capital in the Orbis Transport Group, the following items of the published, consolidated balance sheet of the Orbis Group changed: property, plant and equipment – decrease by PLN 2 669 thousand, equity – decrease by PLN 2 021 thousand, deferred income tax liability – decrease by PLN 648 thousand.

Below presented is reconciliation of the consolidated balance sheet as at March 31, 2008 after adjustments made:

Assets	Figures presented in the report as at March 31, 2008	Adjustments	Adjusted figures presented in the report as at March 31, 2008
Non-current assets	**2 120 744**	**(2 669)**	**2 118 075**
Property, plant and equipment	1 958 424	(2 669)	1 955 755
Intangible assets	110 360		110 360
Investments in associates consolidated using the equity method	8 222		8 222
Available-for-sale financial assets	547		547
Other financial assets	2 746		2 746
Investment property	39 484		39 484
Other long-term investments	552		552
Deferred income tax assets	409		409
Current assets	**225 042**	**0**	**225 042**
Non-current assets classified as held for sale	**11 635**	**0**	**11 635**
Total assets	**2 357 421**	**(2 669)**	**2 354 752**

Equity and liabilities	Figures presented in the report as at March 31, 2008	Adjustments	Adjusted figures presented in the report as at March 31, 2008
Equity	**1 790 544**	**(2 021)**	**1 788 523**
Equity attributable to equity holders of the parent company	**1 788 980**	**(2 002)**	**1 786 978**
Share capital	517 754		517 754
Other reserves	133 333		133 333
Exchange differences on consolidation	(907)		(907)
Retained earnings	1 138 800	(2 002)	1 136 798
Minority interests	**1 564**	**(19)**	**1 545**
Non-current liabilities	**320 509**	**(648)**	**319 861**
Borrowings	218 878		218 878
Deferred income tax liability	60 751	(648)	60 103
Other non-current liabilities	5 008		5 008
Provision for pension and similar benefits	35 851		35 851
Provisions for liabilities	21		21
Current liabilities	**246 368**	**0**	**246 368**
Total equity and liabilities	**2 357 421**	**(2 669)**	**2 354 752**

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events after the balance sheet date occurred in the companies forming the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. ISSUER'S SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 25, 2009 to the date of publication of the financial statements for the first quarter of 2009 (since the submission of the preceding quarterly report)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 254 124**	**24,42%**	**2,01%**
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	**4 670 444**	**10,14%**	**5,06%**

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye, President of the Management Board, holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
4. Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Michael Flaxman does not hold any Orbis S.A. shares
5. Christophe Guillemot does not hold any Orbis S.A. shares
6. Christian Karaoglanian does not hold any Orbis S.A. shares
7. Artur Gabor does not hold any Orbis S.A. shares
8. Elżbieta Czakiert holds 511 Orbis S.A. shares
9. Jarosław Szymański does not hold any Orbis S.A. shares
10. Andrzej Procajło does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. 2) By virtue of the letter dated November 20, 2006, the

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str.	PLN 1 344 800.00	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures, including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and the Court decided to hear the court expert within the framework of legal assistance. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. 1) Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right to perpetual usufruct of real property owned by the State Treasury, composed of the plot of land no. 180/4 (area 1.7316 ha) and the plot of land no. 180/6 (area 0.0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent it concerns a part of the plot of land no 180/4 with an area of 0.5822 ha, composed of former cadastre plots no.: 1816/45 (area 0.3847 ha), 1816/52 (area 0.1573 ha), 1816/66 (area 0.0140 ha), 1816/64 (area 0.0250 ha) and 1816/60 (area 0.0012 ha), was issued in violation of the law. 2) Application for determination of acquisition by operation of law of the right to perpetual usufruct of land together with the right of ownership of the building pursuant to Article 200 of the Real Property Management Act.	unknown	Notification of the Minister of Construction dated May 12, 2007 (served on Orbis S.A. on May 21, 2007) 2) Application dated November 27, 2008	Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure 2) Applicant: Orbis S.A.	1) In a letter to the Minister of Construction dated October 10, 2007, Orbis S.A. stated, among others, that the application of the attorney of the Norbertanki Nunnery in Kraków concerned determination that the administrative decision had been issued in violation of the law, and not – as stated in the notification of the Minister of Construction dated August 9, 2007, "for determination of invalidity of the decision ...". By virtue of the decision dated October 12, 2007, the Minister of Construction determined invalidity of the decision of the Head of Małopolskie Voivodship of February 19, 1993. Pursuant to Article 127.3 of the Code of Administrative Proceedings, Orbis S.A. applied to the Minister of Construction for re-consideration of the case, arguing that the above decision was in breach of Articles 77.1, 107.3, 156.2 and 158.2 of the Code of Administrative Proceedings. On September 10, 2008, the Norbertanki Nunnery in Kraków applied for revocation of the decision of the Minister of Construction of October 12, 2007 and for discontinuation of proceedings according to the procedure provided for in Article 105.2 of the Code of Administrative Proceedings. On the same day, Orbis filed an application to the same effect with the Minister of Construction. On October 20, 2008, the Minister of Infrastructure issued a decision upholding the decision of the Minister of Construction dated October 12, 2007. The case is closed. 2) Therefore, Orbis S.A. applied to the Head of Małopolskie Voivodship for issue of a new decision concerning the perpetual usufruct. The case is pending.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009 there were no new developments in the

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				case pending before the Court of Appeals - the proceedings remain suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance.
7. Proceedings for restitution of expropriated real property comprising plots I.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., I.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków once again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The case is defended by attorney Ryszard Błachut.
8. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. Orbis S.A. will submit its position in the case concerned in the days to come.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at ul. Zagórna 1 in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 229 549.45	Application to the Self-Government Appellate Board (SKO) dated January 19, 2005	Applicant: Orbis SA Participant: State Treasury represented by the President of the city of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street (Hotel Solec) in Warsaw is unjustified (the fee was fixed at PLN 570 602.21 as of January 1, 2005), and that a lower amount of the fee is justified i.e. PLN 341 052.76. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as of January 1, 2005 a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 570 602.21), that is PLN 541 090.68, applies to the parties. As Orbis S.A.'s application was only partially allowed, on October 21, 2005 an objection was filed with the Common Court for determination that the annual fee for perpetual usufruct was set in an unjustified amount and that the applied percentage rate was incorrect. By virtue of the decision dated February 12, 2008, the Court admitted evidence by a court expert specializing in property affairs for purposes of determining the value of the real property. The court expert has prepared an opinion which has already been served on Orbis S.A. On November 13, 2008 the Regional Court in Warsaw rendered judgment and determined the amount of the annual fee at PLN 374 613.04. The judgment is not final. The President of the Capital City of Warsaw applied for substantiation of the judgment. The Defendant (State Treasury / President of the City of Warsaw) appealed against the judgment with the Court of Appeals in Warsaw. The appeal concerns costs of litigation. On February 16, 2009 Orbis S.A. filed a reply to the appeal. The remaining part of the judgment is final and binding. We are waiting for the remaining part of the judgment to be pronounced final and binding.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
10. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.	PLN 128 712.25	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant): President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. On June 28, 2007, Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. Orbis S.A. awaits a decision to be issued by the Self-Government Appellate Board. No new developments in the case.
11. 6 proceedings are pending for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law. The majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67 200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45.1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous.	July 2005 and the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant:: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the District Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which of statements filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. Other cases are suspended. These cases are defended by the Law Office of attorney Waldemar Gujski. By virtue of judgment dated March 5, 2009, the Supreme Court dismissed the last-resort (cassation) appeal of the Plaintiff. In practice it means that the dispute has come and an end and that employees' claims have been dismissed.
12. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. Some cases have been suspended. Other cases are pending. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.
13. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90 000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A, in one case –	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of Appeals. The said judgment, adjudicating compensation for the employees in

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
			the Solec Hotel Branch	the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.

ORBIS Spółka Akcyjna

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at March 31, 2009 and for 3 months ended on March 31, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at March 31, 2009, December 31, 2008 and March 31, 2008

Assets	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2008
Non-current assets	**2 214 267**	**2 230 137**	**2 111 107**
Property, plant and equipment	1 456 632	1 496 485	1 531 409
Intangible assets	2 154	2 219	1 271
Investment in subsidiaries and associates	496 119	496 119	484 007
Investment property	258 810	234 762	93 868
Other long-term investments	552	552	552
Current assets	**152 115**	**183 079**	**152 750**
Inventories	3 141	3 918	4 629
Trade receivables	27 243	28 242	30 844
Income tax receivables	6 955	6 837	1 028
Other short-term receivables	93 732	109 075	115 440
Cash and cash equivalents	21 044	35 007	809
Total assets	**2 366 382**	**2 413 216**	**2 263 857**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at March 31, 2009, December 31, 2008 and March 31, 2008

Equity and Liabilities	balance as at March 31, 2009	balance as at December 31, 2008	balance as at March 31, 2008
Total equity	**1 686 861**	**1 708 113**	**1 680 196**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 035 774	1 057 026	1 029 109
Non-current liabilities	**362 526**	**367 374**	**308 426**
Borrowings	282 350	282 317	216 378
Deferred income tax liability	46 278	51 059	58 661
Provision for pension and similar benefits	33 898	33 998	33 387
Current liabilities	**316 995**	**337 729**	**275 235**
Borrowings, of which:	243 653	242 307	187 303
- borrowings from related entitles	143 039	143 519	143 063
Trade payables	21 759	53 718	24 008
Current income tax liabilities	998	999	406
Other current liabilities	43 117	32 924	56 668
Provision for pension and similar benefits	6 414	6 327	5 750
Provisions for liabilities	1 054	1 454	1 100
Total equity and liabilities	**2 366 382**	**2 413 216**	**2 263 857**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
Net sales of services	118 003	132 221
Net sales of products, merchandise and raw materials	385	340
Cost of services, products, merchandise and raw materials sold	(108 601)	(111 274)
Gross profit on sales	**9 787**	**21 287**
Other operating income	1 452	8 108
Distribution & marketing expenses	(7 620)	(8 272)
Overheads & administrative expenses	(22 654)	(23 509)
Other operating expenses	(1 594)	(1 882)
Operating loss	**(20 629)**	**(4 268)**
Financial expenses	(4 913)	(5 428)
Loss before tax	**(25 542)**	**(9 696)**
Income tax expense	4 290	3 392
Net loss for the period	**(21 252)**	**(6 304)**

Total loss for the period relates to continued operations.

Loss per ordinary share (in PLN)		
Loss per share for the period	(0,46)	(0,14)

STATEMENT OF COMPREHENSIVE INCOME

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
Net loss for the period	(21 252)	(6 304)
Other comprehensive income before tax	0	0
Income tax expense from other comprehensive income	0	0
Other comprehensive income	0	0
Total comprehensive loss for the period	**(21 252)**	**(6 304)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	40 044	**40 044**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive income	**0**	**0**	**40 044**	**40 044**
dividends	0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**
of which: three months ended on March 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- loss for the period	0	0	(6 304)	**(6 304)**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive loss	**0**	**0**	**(6 304)**	**(6 304)**
dividends	0	0	0	**0**
Balance as at March 31, 2008	**517 754**	**133 333**	**1 029 109**	**1 680 196**
Three months ended on March 31, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- loss for the period	0	0	(21 252)	**(21 252)**
- other embraced revenue and expensive	0	0	0	**0**
Total comprehensive loss	**0**	**0**	**(21 252)**	**(21 252)**
dividends	0	0	0	**0**
Balance as at March 31, 2009	**517 754**	**133 333**	**1 035 774**	**1 686 861**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for 3 months ended on March 31, 2009 with comparable figures for the year 2008

	3 months ended on March 31, 2009	3 months ended on March 31, 2008
OPERATING ACTIVITIES		
Loss before tax	**(25 542)**	**(9 696)**
Adjustments:	**53 656**	**15 721**
Depreciation and amortization	33 266	31 494
Interest and dividends	4 276	(1 741)
Profit (loss) on investing activity	10	984
Change in receivables	15 404	(23 242)
Change in current liabilities, excluding borrowings	296	9 035
Change in provisions	(413)	(471)
Change in inventories	777	278
Other adjustments	40	(616)
Cash flow from operating activities	**28 114**	**6 025**
Income tax paid	(609)	(9 852)
Net cash flow from operating activities	**27 505**	**(3 827)**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	40	357
Dividends received	0	5 600
Interest received	723	568
Other income from financial assets	0	7 000
Purchase of property, plant and equipment and intangible assets	(35 034)	(56 537)
Loans granted to related parties	0	(10 000)
Net cash used in investing activities	**(34 350)**	**(53 012)**
FINANCING ACTIVITIES		
Proceed from borrowings	0	30 000
Repayment of borrowings	0	0
Interest payment	(7 118)	(1 953)
Other financial cash flow	0	(76)
Net cash used in financing activities	**(7 118)**	**27 971**
Change in cash and cash equivalents	**(13 963)**	**(28 868)**
Cash and cash equivalents at the beginning of period	**35 007**	**29 677**
Cash and cash equivalents at the end of period	**21 044**	**809**
of which those with restricted availability	0	0

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT MARCH 31, 2009 AND FOR 3 MONTHS ENDED ON MARCH 31, 2009

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.1 thousand persons (average full-time employment) and operates a network of 41 hotels (8 325 rooms) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns seven hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at March 31, 2009 and for 3 months ended March 31, 2009** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the annual financial statements of Orbis S.A. for 2008. These policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached separate interim financial statements of Orbis S.A. should be read in conjunction with the condensed consolidated interim financial statements of the Orbis Group **as at March 31, 2009 and for 3 months ended on March 31, 2009** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended March 31, 2009	3 months ended March 31, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	118 388	132 561	-10,69%
*% share in total revenues **	98,79%	94,24%	
Cost of goods sold	(108 601)	(111 274)	-2,40%
Selling and marketing costs	(7 620)	(8 272)	-7,88%
Administrative expenses	(22 654)	(23 509)	-3,64%
of which:			
- depreciation and amortization	(33 266)	(31 494)	5,63%
- staff costs	(44 385)	(47 834)	-7,21%
- outsourced services	(26 343)	(28 229)	-6,68%
*% share in total costs ***	89,41%	93,87%	
Other operating income	1 452	8 108	-82,09%
Other operating expenses	(1 594)	(1 882)	-15,30%
Operating loss - EBIT	**(20 629)**	**(4 268)**	-383,34%
Finance costs	(4 913)	(5 428)	-9,49%
Loss before tax	**(25 542)**	**(9 696)**	-163,43%
Income tax	4 290	3 392	26,47%
Net loss	**(21 252)**	**(6 304)**	-237,12%
EBIT margin (EBIT/Revenues)	-17,42%	-3,22%	-14,20pp
EBITDA	**12 637**	**27 226**	-53,58%
EBITDA margin (EBITDA/Revenues)	10,67%	20,54%	-9,87pp

* *Total revenues mean the sum of sales, other operating and finance income.*
** *Total costs mean the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses, other operating expenses and finance expenses.*

Orbis S.A. performance in the first quarter of 2009 was markedly affected by the global economic crisis. Deepening recession in Poland and around the world contributed to the decline in consumer moods. The Company closed the first quarter of 2009 with a **net loss** of **PLN 21 252 thousand.** This result generated by the Company was predominantly attributable to a fall in sales against the corresponding period of 2008, and mirrors a low occupancy rate (drop by 6 % points). Also, the number of roomnights sold went down and, despite a higher Average Room Rate, the revenue per available room RevPAR (decline by 16% and 13%, accordingly).
Moreover, when compared with past year's figures, the Company reported lower other operating income which last year comprised accrued dividend due from the subsidiary company Orbis Kontrakty Sp. z o.o. (see item 7 of the financial statements).

3.2 Seasonality or cyclicality of operations

Orbis S.A. sales throughout the year are plagued by seasonality. Owing to weather conditions and holidays that in Poland fall in the months of July-September, the majority of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to the sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last in terms of sales.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	As at March 31, 2009	As at Dec. 31, 2008	% change in 3 months ended on March 31, 2009	As at March 31, 2008	% change in 12 months ended on March 31, 2009
Non-current assets	2 214 267	2 230 137	-0,71%	2 111 107	4,89%
% share in the balance sheet total	*93,57%*	*92,41%*		*93,25%*	
Current assets	152 115	183 079	-16,91%	152 750	-0,42%
% share in the balance sheet total	*6,43%*	*7,59%*		*6,75%*	
TOTAL ASSETS	**2 366 382**	**2 413 216**	**-1,94%**	**2 263 857**	**4,53%**
Equity	1 686 861	1 708 113	-1,24%	1 680 196	0,40%
% share in the balance sheet total	*71,28%*	*70,78%*		*74,22%*	
Non-current liabilities	362 526	367 374	-1,32%	308 426	17,54%
of which: borrowings	282 350	282 317	0,01%	216 378	30,49%
% share in the balance sheet total	*15,32%*	*15,22%*		*13,62%*	
Current liabilities	316 995	337 729	-6,14%	275 235	15,17%
of which: borrowings	243 653	242 307	0,56%	187 303	30,08%
% share in the balance sheet total	*13,40%*	*13,99%*		*12,16%*	
TOTAL EQUITY AND LIABILITIES	**2 366 382**	**2 413 216**	**-1,94%**	**2 263 857**	**4,53%**
Borrowings/total equity ratio	31,18%	30,71%	0,47pp	24,03%	7,15pp
Debt ratio (total liabilities/total assets ratio)	28,72%	29,22%	-0,50pp	25,78%	2,94pp

4.1 Non-current assets

Owing to the nature of pursued business, the basic item of the Company's non-current assets is property, plant and equipment. **Property, plant and equipment** includes predominantly hotel buildings as well as land and rights to perpetual usufruct of land. No major changes were reported in this item in the first quarter of 2009 as compared to December 31, 2008. However, a small decline was reported in the 12-month period which is a consequence of reclassification of tangible assets and completed investments to the Investment property item.

In the last 3 quarters of 2008 the Company reported an over two-fold increase in the **Investment property.** During this period, four hotels of the Etap brand were rendered operational and the Mercure Grand hotel in Warsaw, which is undergoing modernization, was partially made available to guests. In the first quarter of 2009, the value of the Investment property item went up as compared to its balance as at the end of December 2008 as a consequence of the opening of the Mercure Grand in January 2009.

The first quarter of 2009 saw no changes in **Investments in subsidiaries and associates** as compared to December 31, 2008. In the period of 12 months this item went up by PLN 12 112 thousand as a result of an additional capital contribution to the share capital of a subsidiary company PBP Orbis sp. z o.o.

4.2 Current assets

The major item of current assets in the first quarter of 2009 comprises **Other current receivables**. The item includes short-term loans granted to subsidiaries as well as current accrued expenses, prepaid tangible and intangible assets, as well as public-law benefits receivable. The decline in this item during the 12-month period was mostly attributable to the repayment of a loan of PLN 10 million by the subsidiary company PBP Orbis Sp. z o.o. and settlement of monetary transactions (letter of credit and deposit) amounting to PLN 6 million. Other changes that occurred in the first quarter of 2009 include, as usual, a considerable increase in accrued expenses resulting from booked fees and charges for 2009 to be settled over time and a simultaneous drop in public law settlements as a consequence of a VAT refund received.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The second most significant item, **Trade receivables**, is affected by the level of turnover from hotel business. Trade receivables declined slightly in the periods concerned.
Another significant item of current assets is **Cash and cash equivalents**. In the presented periods, this item fluctuated considerably. In the first three months of 2009 it declined as a result of payment of current trade payables but remained, however, at a much higher level than at the end of the corresponding period of the past year due to a VAT tax refund.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items, of which **Borrowings** represent the most substantial one. In the first quarter of 2009 this item remained at a level nearing that reported as at December 31, 2008. In the period of 12 months borrowings grew by approx. PLN 66 million as a result of successive tranches of the fixed-term investment loan of PLN 160 million taken by the Company in the three last quarters of 2008 and a simultaneous reclassification, in the same period, of the amount of PLN 94 million of a long-term loan to current liabilities. Changes in the **Deferred income tax liability** result predominantly from differences between the book value and tax value of tangible assets of the Company. No major changes were reported in the **Provision for pension and similar benefits** in the 3 months of 2009, nor on a cumulative basis in the 12-month period.

4.4 Current liabilities

The current liabilities item is dominated by the fixed-term loan and the loan incurred within the Orbis Group. In the period of 12 months ended March 31, 2009, the value of current liabilities increased due to reclassification of the long-term loan of PLN 94 million, and a simultaneous repayment of a loan installment of PLN 39 million. In the first quarter of 2009, no significant changes were reported in the **Borrowings** item.
The second largest item is **Other current liabilities** which went up in the first quarter of 2009 predominantly due to an increase in accrued expenses and deferred income. The decline in this item in the period of 12 months was a consequence of settlement of cash pooling liabilities towards a subsidiary company, Hekon – Hotele Ekonomiczne S.A.
Another significant item, **Trade payables**, is affected by seasonal nature of hotel business pursued by the Company. Trade payables decreased as compared to their balance as at December 31, 2008, but remained at a more or less the same level as compared to March 31, 2008.

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the balance sheet date March 31, 2009.		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	382 964	0	100 614	188 189	94 161
Loans - Hekon-Hotele Ekonomiczne S.A.	143 039	0	143 039	0	0
TOTAL:	**526 003**	**0**	**243 653**	**188 189**	**94 161**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occurred	As at March 31, 2009 (change in 3 months of 2009)	As at Dec. 31, 2008 (change in 9 months of 2008)	% change in 3 months ended on March 31, 2009	As at March 31, 2008 (change in 3 months of 2008)	% change in 12 months ended on March 31, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*					
Deferred income tax liability	**46 278**	**51 059**	**-9,36%**	**58 661**	**-21,11%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**40 312**	**40 325**	**-0,03%**	**39 137**	**3,00%**
opening balance	40 325	39 137		39 606	
- created	0	5 094		0	
- used	(13)	(3 906)		(469)	
- released	0	0		0	
closing balance	40 312	40 325		39 137	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**
opening balance	3 985	3 985		3 985	
- created	0	0		0	
- used	0	0		0	
- reversed	0	0		0	
closing balance	3 985	3 985		3 985	
2. Impairment of property, plant and equipment	**378 906**	**378 990**	**-0,02%**	**423 090**	**-10,44%**
opening balance	378 990	423 090		423 888	
- created	0	7 941		0	
- transferred	0	(33 457)		0	
- used	(84)	(409)		(798)	
- reversed	0	(18 175)		0	
closing balance	378 906	378 990		423 090	

* The deferred income tax liability and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

As at March 31, 2009, contingent assets and liabilities were as follows:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended March 31, 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under the loan granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Société Générale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	0	(-30 000)	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb. 15, 2009.
Bank guarantee no. 1308/2008/RNz dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Feb. 22, 2010	7 767	0	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/005 dated Jan. 30, 2009, as amended by Annex no. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2010	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Feb. 30, 2010.
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement no. 1611022/WS07120700 dated Jan. 31, 2008, as amended by Annex no. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	June 29, 2010	8 160	8 160	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity, securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.-subsidiary company	Nov. 30, 2009	12 000	12 000	Orbis SA committed to submit to the enforcement procedure up to PLN 12,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable by Dec. 30, 2009
			TOTAL:	112 927	70 160	
		Including sureties for loans or guarantees issued within the group:		107 927	70 160	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE COMPANY

	3 months ended on March 31, 2009	3 months ended on March 31, 2008	% change 2009/2008
Cash flows from operating activities	27 505	(3 827)	-
Cash flows from investing activities	(34 350)	(53 012)	35,20%
Cash flows from financing activities	(7 118)	27 971	-
Total net cash flows	(13 963)	(28 868)	51,63%
Cash and cash equivalents at the end of the period	21 044	809	2501,24%

In the first quarter of the current year, the Company reported negative cash flows, which indicates that expenses were covered not only with the surplus of cash flows from operating activities but from the Company's own funds as well.

5.1 Operating activities

In the first quarter of 2009 the Company reported positive cash flows from operating activities. Traditionally, the most important positive adjustment was depreciation/amortization, followed by a change in the balance of receivables as a result of the VAT tax refund received by the Company in the first quarter of 2009. These values exerted a decisive impact on positive cash flows from operating activities generated by the Company in the first quarter of 2009, despite the fact that the loss before tax for this period was higher than in the first quarter of 2008.

5.2 Investing activities

In the first quarter of 2009, the Company reported negative cash flows from investing activities that were nearly entirely attributable to expenditure on property, plant and equipment. Also, effects of the global economic crisis, suffered already in this period, slowed down the investing process in the Company, which was mirrored in a decline in expenditure for property, plant and equipment as compared to the corresponding period of 2008.

5.3 Financing activities

In the first quarter of 2009 the Company's financing activities were limited to repayment of interest on debt resulting from taken borrowings. In the analyzed period, the Company did not obtain nor repay any borrowings.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at March 31, 2009	As at Dec. 31, 2008	% change in 3 months ended on March 31, 2009	As at March 31, 2008	% change in 12 months ended on March 31, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 035 774	1 057 026	-2,01%	1 029 109	0,65%
Other comprehensive income	0	0		0	
Equity	**1 686 861**	**1 708 113**	**-1,24%**	**1 680 196**	**0,40%**

During the first quarter of 2009, the level of **Share capital** remained invariably at the level reported in the preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under **Other reserves**. In the current quarter, other reserves did not change.

Decrease in **Retained earnings** in the first quarter of 2009 by **PLN 21 252 thousand** was the result of booking of net loss for this period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events that could have an impact upon the financial results of the Company were reported during the first quarter of 2009. In the first quarter of 2008, the dividend received from Orbis Kontrakty Sp. z o.o. of PLN 6 400 thousand was booked under Other operating income.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 3 months of 2009 Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 452 thousand, including PLN 452 thousand under the management contract, while expenses totaled PLN 2 383 thousand, including PLN 2 383 thousand as license fee. In the first quarter of 2008, revenues amounted to PLN 601 thousand, including PLN 577 thousand under the management contract, while expenses totaled PLN 2 760 thousand, including PLN 2 759 thousand as license fee. As at March 31, 2009, receivables from the above transactions amounted to PLN 552 thousand, while as at March 31, 2008 they were equal to PLN 712 thousand. Payables under the above-mentioned transactions totaled PLN 2 908 thousand as at March 31, 2009, while as at March 31, 2008, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 366 thousand.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels located in buildings that belong to Orbis S.A., in the first quarter of 2009 revenues from the lease of Etap hotels equaled PLN 888 thousand, while in the first quarter of 2008 - PLN 707 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- with Hekon - Hotele Ekonomiczne S.A., which since May 2008 has operated the Mercure Grand Warsaw hotel located in a building that belongs to Orbis S.A., in the first quarter of 2009 revenues from the lease of the Mercure Grand hotel totaled PLN 282 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in the first quarter of 2009 amounted to PLN 359 thousand, while in 3 months of 2008 these revenues reached PLN 276 thousand
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual services contract in 3 months of 2009 amounted to PLN 765 thousand, and costs to PLN 1 688 thousand. In the corresponding period of 2008, revenues under these transactions amounted to PLN 725 thousand, and costs to PLN 702 thousand.
- with Hekon - Hotele Ekonomiczne S.A., costs of interest on borrowings in 3 months of 2009 equaled PLN 2 075 thousand, and in the corresponding period of 2008 the cost of interest on borrowings reached PLN 1 945 thousand.
- with Orbis Transport Sp. z o.o., interest income on borrowings amounted to PLN 602 thousand in 3 months of 2009, and to PLN 635 thousand in the corresponding period of 2008.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated interim financial statements of the Orbis Group as at March 31, 2009 and for 3 months ended on March 31, 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 25, 2009 to the date of publication of the financial statements for the first quarter of 2009 (since the submission of the preceding quarterly report)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 254 124**	**24,42%**	**2,01%**
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	**4 670 444**	**10,14%**	**5,06%**

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye, President of the Management Board, holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
4. Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Erez Boniel does not hold any Orbis S.A. shares
4. Michael Flaxman does not hold any Orbis S.A. shares
5. Christophe Guillemot does not hold any Orbis S.A. shares
6. Christian Karaoglanian does not hold any Orbis S.A. shares
7. Artur Gabor does not hold any Orbis S.A. shares
8. Elżbieta Czakiert holds 511 Orbis S.A. shares
9. Jarosław Szymański does not hold any Orbis S.A. shares
10. Andrzej Procajło does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.